December 8, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. Karl Hiller
Ms. Jenifer Gallagher
Ms. Kimberly Calder
Mr. John Hodgin

Re:	Par Pacific Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
File No. 001-36550

Dear Mr. Hiller,

This letter is in further response to your letter dated November 9, 2017 (the “Comment Letter”) to Par Pacific Holdings, Inc. (the “Company”), transmitting the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission relating to the above referenced Annual Report on Form 10-K for the Year Ended December 31, 2016.

As discussed with John Hodgin, the Company is continuing to assemble the supplemental information requested by the Staff and will not be able to submit its response by December 8, 2017 as previously anticipated. The Company therefore requests additional time to respond to the Comment Letter, and currently anticipates that it will submit a response to the Comment Letter on or before December 15, 2017.

Thank you for your consideration of the Company’s request for an extension. Please call the undersigned at (832) 916-3386 with any questions or concerns.

Very truly yours,

/s/ J. Matthew Vaughn
J. Matthew Vaughn
Senior Vice President and General Counsel

800 Gessner Rd., Suite 875 | Houston, Texas 77024

Office: (832) 916-3386 | Fax: (832) 916-3329